Exhibit 2(a)(3)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

KKR CREDIT OPPORTUNITIES PORTFOLIO

This Certificate of Amendment to Certificate of Trust of KKR Credit Opportunities Portfolio (the “Trust”) is being duly executed and filed by the undersigned trustee to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act ( 12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the Trust is KKR Credit Opportunities Portfolio.

2. Amendment. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to KKR Asset-Based Finance Fund.

3. Effective Date. This Certificate of Amendment shall be effective December 17, 2025.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has duly executed this Certificate of Amendment on December 16, 2025 in accordance with Section 3811(a)(2) of the Act.

By:	/s/ Rudy Primentel
Name: Rudy Primentel, as Trustee and not individually
Title: Trustee